UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The Medicines Company

(Name of Subject Company)

The Medicines Company

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

584688105

(CUSIP Number of Class of Securities)

Mark Timney

Chief Executive Officer

The Medicines Company

8 Sylvan Way

Parsippany, New Jersey 07054

(937) 290-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Stephen Rodin Executive Vice President, General Counsel The Medicines Company 8 Sylvan Way Parsippany, New Jersey 07054 (937) 290-6000	Scott A. Barshay Jeffrey D. Marell Justin S. Rosenberg Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of The Medicines Company, a Delaware corporation (the “Company”, “we”, “us” or “our”) filed with the United States Securities and Exchange Commission (the “SEC”) on December 5, 2019 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Medusa Merger Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), and Parent, to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company at a price of $85.00 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding. The Offer is described in a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of Transmittal and other documents relating to the tender offer), as it may be amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on December 5, 2019.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.     Past Contacts, Transactions Negotiations and Agreements.

Item 3. Past Contacts, Transactions, Negotiations and Agreements of the Schedule 14D-9 and the disclosure included under “Conflicts of Interest—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Outstanding Shares Held by Directors and Executive Officers” is hereby amended by restating the first table in this section as per below:

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Mark Timney	30,280	2,573,800
Christopher Visioli	2,280	193,800
Clive Meanwell, MD PhD	245,441	20,862,485
Stephen M. Rodin	19,288	1,639,480
Peter Wijngaard	2,448	208,080
Alexander J. Denner, PhD(1)	5,077,990	431,629,150
Geno J. Germano	3,766	320,110
John C. Kelly	28,485	2,421,225
Paris Panayiotopoulos	10,218	868,530
Sarah J. Schlesinger, MD	3,766	320,110
All of our current directors and executive officers as a group	5,423,962	461,036,770

(1)              Includes 4,202,000 Shares held by funds managed by Sarissa Capital Management LP (such funds, the “Sarissa Funds”) and 793,840 Shares described below. Dr. Denner is the Chief Investment Officer of Sarissa Capital Management LP and the managing member of the general partner of the Sarissa Funds. By virtue of the foregoing, Dr. Denner may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the Shares that the Sarissa Funds directly beneficially own. In addition, the Sarissa Funds beneficially own $20.0 million principal amount of our 3.50% Convertible Senior Notes due 2024 (the “Convertible 2024 Notes”), which are governed by the terms of an indenture dated as of December 18, 2018, entered into between the Company, as issuer, and Wells Fargo Bank, National Association, as trustee. Pursuant to such indenture, the Convertible 2024 Notes held by the Sarissa Funds are currently convertible at a Conversion Rate of 39.6920 Shares per $1,000 aggregate principal amount (which equals approximately 793,840 Shares). However, as disclosed in Exhibit 99.4 of the Current Report on Form 8-K, dated as November 25, 2019, filed by the Company, following the consummation of the Offer, the Convertible 2024 Notes will be convertible at a temporarily increased rate that will include a make-whole adjustment. As a result, if the holders of Convertible 2024 Notes, including the Sarissa Funds, convert their Convertible 2024 Notes during a specified period following the consummation of the Offer they may receive a premium on their investment in the Convertible 2024 Notes in excess of the payments they would have otherwise received under the Convertible 2024 Notes had the Transactions not been consummated.

Item 8.     Additional Information.

Item 8. Additional Information of the Schedule 14D-9 and the disclosure under “Antitrust Compliance” are hereby amended and supplemented by inserting the following paragraph after the last paragraph of this sub-section:

“On December 18, 2019, the FTC and Antitrust Division granted early termination of the waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period applicable to the Offer and the Merger under the HSR Act has been satisfied. The Offer and the Merger remain subject to other closing conditions.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

THE MEDICINES COMPANY

	By:	/s/ Stephen M. Rodin
		Name:	Stephen M. Rodin
		Title:	Executive Vice President and General Counsel

Date: December 19, 2019

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